Exhibit 99
T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS
Assets Under Management up 5% during the quarter to nearly $258 billion
BALTIMORE (October 26, 2005) — T. Rowe Price Group, Inc. (Nasdaq: TROW) today reported record quarterly results for its third quarter 2005 that include net revenues of $388.7 million, net income of $116.3 million, and diluted earnings per share of $.85, an increase of 37% from the $.62 per share reported for the third quarter of 2004, and a 12% increase over the prior record of $.76 per share achieved in the second quarter of this year. Comparable net revenues in the third quarter of 2004 were $316.2 million, and net income was $82.5 million.
Investment advisory revenues were up nearly 26%, or about $65 million more than the 2004 quarter. Assets under management increased to a record $257.6 billion at September 30, 2005, up $22.4 billion from the end of 2004, and $12.8 billion from June 30, 2005. Record average assets under management were $254.1 billion for the quarter, more than $49 billion higher than the average of the 2004 quarter.
Operating expenses for the 2005 quarter were up $24 million or 13% to $209 million. Net operating income was $180 million, up $49 million or 37% compared to the 2004 period. Net non-operating income increased $3 million in the 2005 quarter.
For the first nine months of 2005, results include net revenues of $1.1 billion, net income of $313 million and diluted earnings per share of $2.30, an increase of 28% from the $1.80 per share reported for the comparable 2004 period.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased almost $53 million. Mutual fund assets ended September 2005 at $165.3 billion, up $10.8 billion during the 2005 quarter. Investors added net inflows of $3.5 billion to the mutual funds during the quarter while market appreciation and income added $7.3 billion.

Net cash inflows were spread among the funds, with the U.S. stock funds adding $2.3 billion, the international stock funds adding $.7 billion and the bond and money market funds adding $.5 billion. The Growth Stock and Capital Appreciation funds together added nearly $1.1 billion of the net inflows, while the New Income, Value, and Equity Income funds each added more than $250 million. Cash inflows during the third quarter of 2005 also included nearly $400 million resulting from the merger of the TD Waterhouse Index Funds into four of the T. Rowe Price index funds. In addition, our series of target date Retirement Funds, which are designed to provide shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically shift asset allocations between funds as the investor ages, continue to be responsible for a significant part of our asset growth with net inflows of more than $800 million during the third quarter. Total assets in the Retirement Funds reached $6.4 billion at September 30, 2005.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds which are offered to non-U.S. investors, and variable insurance portfolios, increased nearly $13 million to more than $85 million. Ending assets in these portfolios were $92.3 billion, up $2.0 billion from June 30, 2005. Market value appreciation added more than $3.3 billion to these portfolios during the quarter while investors made net withdrawals of $1.3 billion.
Operating expenses in the 2005 quarter were nearly $24 million more than in the 2004 quarter. Our largest expense, compensation and related costs, increased $14 million from the third quarter of 2004. The number of our associates, their total compensation costs, and the costs of their employee benefits have all increased. The firm has increased its staff size by about 7% since July 1, 2004 and, at September 30, 2005, employed 4,278 associates across the globe.
Advertising and promotion expenditures were up $2.4 million versus the 2004 period. The firm varies its level of spending based on market conditions and investor demand. For the fourth quarter of 2005, the firm expects that these costs will increase about $13 million from the third quarter of this year.

Net non-operating income in the 2005 quarter increased nearly $3 million over the 2004 period as a result of larger cash balances and higher interest rates.
The third quarter 2005 provision for income taxes as a percentage of pretax income was 36.9%, basically unchanged from the 36.8% rate for the year 2004. The firm estimates that its effective tax rate for the full year 2005 will decrease to 36.7%.
Chairman Commentary
George A. Roche, the company’s chairman and president, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 78% of the T. Rowe Price funds across their share classes surpassing their respective Lipper averages on a total return basis for the three- and five-year periods ended September 30, 2005, and more than 67% outperforming the average for the one- and 10-year periods. In addition, 58.5% of the firm’s funds and their share classes that are rated by Morningstar ended the quarter with an overall rating of four or five stars. This compares with 32.5% for the overall industry.
“We continue to be encouraged by the strong net cash inflows into our funds and the relative performance of our managed investment portfolios. The broad diversification of our assets under management and our distribution channels, along with strong investment management results, underpins the company’s solid performance. In addition, our corporate earnings and cash flows remain very strong and give us substantial financial flexibility.
“Solid performance over the quarter was achieved against a backdrop of two devastating hurricanes, sharp increases in energy prices, and higher short-term interest rates. The risk of higher inflation and a further tightening of monetary policy by the Federal Reserve could make the market environment more challenging in the months ahead. We are encouraged, however, that corporations are generally in good financial shape and profitability is robust. Longer-term prospects for the economy, corporate earnings, and the stock market remain favorable, and we believe investors will continue to be well served by our investment approach. The outlook for our company remains strong and we believe the combination of investment management excellence, world-class service and guidance, and a diversified business model has us well-positioned for the future.”

Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Report for the third quarter of 2005 with the SEC later today. The Form 10-Q will include more complete information on the company’s recent financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see “Forward-Looking Information” in Item 2 of the company’s Form 10-Q Report.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2005	9/30/2004	9/30/2005	9/30/2004
Revenues
Investment advisory fees	$319,967	$254,689	$904,501	$748,700
Administrative fees and other income	68,561	61,403	204,397	182,414
Investment income of savings bank subsidiary	1,077	944	3,126	2,870

Total revenues	389,605	317,036	1,112,024	933,984
Interest expense on savings bank deposits	902	808	2,704	2,433

Net revenues	388,703	316,228	1,109,320	931,551

Operating expenses
Compensation and related costs	132,011	117,955	389,276	340,819
Advertising and promotion	15,394	12,952	57,688	50,128
Depreciation and amortization of property and equipment	10,795	10,083	31,069	30,054
Occupancy and facility costs	18,646	16,968	55,131	49,151
Other operating expenses	32,005	27,356	93,502	79,610

	208,851	185,314	626,666	549,762

Net operating income	179,852	130,914	482,654	381,789

Other investment income	4,464	1,519	12,041	3,611
Credit facility expenses	95	93	286	893

Net non-operating income	4,369	1,426	11,755	2,718

Income before income taxes	184,221	132,340	494,409	384,507
Provision for income taxes	67,886	49,815	181,028	144,379

Net income	$116,335	$82,525	$313,381	$240,128

Earnings per share
Basic	$0.89	$0.65	$2.41	$1.89

Diluted	$0.85	$0.62	$2.30	$1.80

Dividends declared per share	$0.23	$0.19	$0.69	$0.57

Weighted average shares
Outstanding	130,006	127,429	130,028	126,836

Assuming dilution	136,432	133,305	136,295	133,531

	Three months ended		Nine months ended
	9/30/2005	9/30/2004	9/30/2005	9/30/2004
Investment Advisory Revenues (in thousands)
Sponsored mutual funds in the U.S.
Stock	$198,379	$148,295	$551,026	$436,990
Bond and money market	36,246	33,609	105,926	99,330

	234,625	181,904	656,952	536,320
Other portfolios	85,342	72,785	247,549	212,380

	$319,967	$254,689	$904,501	$748,700

Average Assets Under Management (in billions)
Sponsored mutual funds
Stock	$129.0	$96.1	$120.9	$95.0
Bond and money market	32.6	30.0	32.0	29.7

Total	161.6	126.1	152.9	124.7
Other portfolios	92.5	78.4	89.7	76.6

	$254.1	$204.5	$242.6	$201.3

	9/30/2005	12/31/2004
Assets Under Management (in billions)
Sponsored mutual funds
Stock	$132.5	$114.3
Bond and money market	32.8	31.2

Total	165.3	145.5
Other portfolios	92.3	89.7

	$257.6	$235.2

Equity securities	$197.0	$176.0
Debt securities	60.6	59.2

	$257.6	$235.2

Condensed Consolidated Balance Sheet Information (in thousands)
Cash and cash equivalents	$772,374	$499,750
Accounts receivable	167,481	158,342
Investments in sponsored mutual funds	255,041	215,159
Debt securities held by savings bank subsidiary	113,117	114,075
Property and equipment	210,791	203,807
Goodwill	665,692	665,692
Other assets	53,104	72,000

Total assets	2,237,600	1,928,825
Total liabilities, including savings bank deposits of $100,447 in 2005	326,944	231,525

Stockholders’ equity, 130,303,494 common shares outstanding in 2005, including net unrealized holding gains of $48,252 in 2005	$1,910,656	$1,697,300

	Nine months ended
	9/30/2005	9/30/2004
Condensed Consolidated Cash Flows Information (in thousands)
Cash provided by operating activities	$475,960	$343,598
Cash used in investing activities, including $38,383 for additions to property and equipment and $28,586 for mutual fund and other investments in 2005	(66,764)	(45,632)
Cash used in financing activities, including repurchases of common stock for $75,853, dividends paid of $89,577, and stock option exercise receipts of $28,838 in 2005	(136,572)	(44,438)

Net increase in cash during the period	$272,624	$253,528